SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Conference Call
Financial Statements 4Q 2014

2014	2013*		4Q14	3Q14	4Q13*
30,245	23,836	Net Operating Income	9,781	6,589	5,953
-10,425	-5,515	(-) Energy purchased for resale	-3,605	-3,135	-1,289
-1,523	-1,555	(-) Usage of the electric grid	-406	-349	-239
-1,480	-1,492	(-) Fuel for electricity production	-440	-332	-157
-2,900	-3,548	(-) Construction	-1,101	-656	-1,161
13,917	11,726	Gross Results	4,229	2,116	3,107
-8,485	-9,245	(-) Personnel, Material and Services	-2,594	-2,056	-3,069
-387	-406	(-) Remuneration and Reimbursement	-74	-82	-89
-2,146	-2,683	(-) other expenditures	207	-447	460
1,122	-2,121		1,160	-862	-20
-1,217	178	Shareholdings	-556	-790	-57
-1,862	-3,258	Operating provisions	-1,033	-1,253	-3,659
-1,957	-5,202		-428	-2,905	-3,735
2,092	1,703	Interest income and financial investments	778	214	452
346	455	Monetary Adjustement	193	-42	250
296	539	Foreign currency exchange rate variations	169	349	57
-3,365	-2,031	Debt charges	-1,202	-1,091	-873
-87	-190	Charges related to Shareholders Resources	-13	-14	-19
1,413	-98	Other financial results	730	630	-313
-1,262	-4,825		227	-2,859	-4,180
-1,701	-1,367	Income Tax and Social Contribution	-1,340	116	-1,228
-2,963	-6,192	Net Income	-1,113	-2,743	-5,409
68	-5	Non controlling shareholdings	61	-5	-9
-3,031	-6,187	Consolidated Net Income	-1,174	-2,738	-5,400
*Restated.

01

R$ million
Positively
Energy Sold	12,175
Reversal of Provision - Onerous Contracts	1,800
Tributary Credit Tax	1,200
Reversal of Provision – Financial Assets	792
Recognition of CVA – Distribution Companies	740
Reversal of Provisions – Losses on Investments	314

Negatively
Electric Energy Purchase for Resale	-10,425
Provision for Contingencies	-3,656
Writte off on tributary credit tax	-2,283
Early Retirement Program - Eletronuclear	-380

02

			Onerous Contracts			R$ million
	Consolidated Balance				Amounts due 2014
	2014	2013	2012	4Q14	3Q14	2Q14	1Q14
Transmission
Contract 061/2001	-	-	84	336	48	-384	-
Contract062/2001	608	875	1,407	82	41	144	-
Others	24	-	-	105	-114	-15	-
	632	875	1,491	523	-25	-255	-
Generation
Itaparica	-	863	1,019	94	98	651	20
Jirau	-	712	1,608	13	246	211	242
Camaçari	91	267	357	164	06	-	-06
Termonorte II	-	-	131	-	-	-	-
Funil	132	96	83	-51	15	-	-
Complex Paulo		-	34		-	-	-
Afonso	-			-
Mauá-Klabin	-	20	-	20	-	-	-
Coaracy Nunes	30	89	21	59	-11	-	11
Others	246	30	378	-235	132	-41	-72
	500	2,077	3,665	63	484	823	207
Distribution
Intangibles	-	295	-	295	-50	-	50
TOTAL	1,132	3,248	5,156	882	408	568	258

03

Operational Provisinons II

Eletrobras

Investments realized in Renewed Assets Renewed under Law 12,783/2013

R$ 1,199 million

2013

R$ 792 million

09M14

R$ 407 million

Total Provisioned R$ 1,199 million

ANEEL Resolution 643 →

R$ 792 million

Reversal of Provision

R$ 407 million

Reversal of Provision

Financial Assets

R$ 1,199 million

Effects on the Results
R$ 792 million

04

		R$ million
Consolidated	2014	2013	%
a) Generation
Energy Sold and O&M	21,114	16,435	28%
Construction Revenue	240	737	-67%
Itaipu Transfers	-98	68	-244%
b) Transmission
Transmisssion Return Rate	714	552	29%
Maintenance and Operating Revenue	2,201	2,156	2%
Construction Revenue	1,786	1,797	-01%
c) Distribution
Supply	7,387	4,419	67%
Construction Revenue	873	1,014	-14%
Other Revenue	1,446	1,008	43%
Total Revenue	35,626	28,186	26%

05

Operationg Provisions III

R$ million

Operating Provisions	Consolidated 2014	Consolidated 2013
Guarantees	115	84
Contingencies	3,656	1,399
PCLD – Costumers and Resselers	84	-793
PCLD – Financing and Loans	-269	106
Onerous Contracts	1,800*	-1,925
Losses on Investments	-314	143
Impairment	149	2,462
Ajustment to Market Value	111	-
Provision for losses on Fixed Asset	235	-
Provision for losses on Environmental Compensation	105	-
Provision for losses on Financial Asset	-792	792
Others	582	990
Total	**1,862**	**3,258**

*The amounts referred to the Amazonas Energia onerous contracts were not registered in the operating provisions.

06

R$ million
Eletrobras Companies	Compensation Account from variation of the
items of "Portion A – CVA
Amazonas Energia	89,5
Distribuição Acre	11,1
CELG D	224,7
Distribuição Alagoas	173,4
Distribuição Piauí	193,8
Distribuição Rondônia	47,1
Distribuição Roraima	0,4
Total	740,0

07

			R$ million
PMS	2014*	2013	(%)
Personnel	5,532	6,650	-16.8%
Material	307	295	3.8%
Services	2,440	2,299	6.1%
Total	8,279	9,245	-10.4%
* Excludes CELG D expenses that affected only the year 2014.

08

		R$ million
EBITDA	2014	2013	(%)
Results of the period	-2,963	-6,192	-52%
+ Provision Income Tax and Social Contribution	1,701	1,367	24%
+ Financial Result	-695	-377	84%
+ Depreciation and Amortization	1,777	1,512	18%
= EBITDA	-180	-3,689	-95%
+ atypical events	1,643	3,767	-56%
= Adjusted EBITDA	1,463	78	1,784%
EBITDAS of Subsidiaries Companies	3,687	-90	4,197%

09

Visit the Eletrobras website

www.eletrobras. com.br/elb/ir

invest@eletrobras.com

Phone:

55 (21)2514 - 6331

55 (21)2514 - 6333

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.